

Mail Stop 3561

September 15, 2015

J.T. Ryan
Chairman, President and Chief Executive Officer
W.W. Grainger, Inc.
100 Grainger Parkway
Lake Forest, IL 60045

> **Re: W.W. Grainger, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 1-5684**

Dear Mr. Ryan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 15

1. We note your disclosure on page 4 that e-commerce sales increased 13% or $2.8 billion in 2014 compared to the prior year. In light of this significant increase, please tell us what consideration you gave to providing a discussion and analysis of the impact of e-commerce sales on your results of operations. In doing so, please also clarify the amount of increase in e-commerce sales attributable by each reportable segment. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Other Businesses, page 17

2. We note your disclosure that net sales increased 14% primarily due to a combined 18% increase in volume and price. Please provide a narrative discussion in future filings of the extent to which such increases are attributable to price separately from increases in volume to enhance the investors understanding of your operating performance. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Item 8: Financial Statements and Supplementary Data

Note 3 – Goodwill and Other Intangible Assets, page 52

3. We note your disclosure that the implied fair value of goodwill is compared to the carrying value of assets to measure the amount of impairment loss. Please confirm to us whether you compare the implied fair value of reporting unit goodwill with the carrying value of that goodwill to measure the impairment loss pursuant to ASC 350-20-35-9. Please also present in future filings the impairment loss separately in the consolidated statements of earnings. Refer to ASC 350-20-45-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products